UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43058

BLUE MOON METALS INC.

(Translation of registrant’s name into English)

220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K including the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025, attached hereto as Exhibit 99.1, and management’s discussion and analysis for the three and six months ended June 30, 2026, attached hereto as Exhibit 99.2, shall be deemed to be incorporated by reference to the Registration Statement on Form F-10 (File No. 333-293554) of Blue Moon Metals, Inc. and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis for the three and six Months Ended June 30, 2026
99.3	Certification of Interim Filings by Chief Executive Officer, dated August 13, 2026
99.4	Certification of Interim Filings by Chief Financial Officer, dated August 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE MOON METALS INC.

	By:	/s/ Frances Kwong
		Name:	Frances Kwong
		Title:	Chief Financial Officer and Corporate Secretary

Date: August 13, 2026